

November 5, 2010

Antal Markus, Chief Executive Officer
A&J Venture Capital Group, Inc.
23890 Copper Hill Drive #206
Valencia, California 91354

> **Re: A&J Venture Capital Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 12, 2010**
> **Current Report on Form 8-K**
> **Filed September 20, 2010**
> **File No. 333-146441**

Dear Mr. Markus:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. We note your statement that the Board of Directors of the company approved a Letter Agreement on October 6, 2010 regarding the company's acquisition of certain assets and an option to acquire another company. Please explain why you have not filed a Form 8-K disclosing the Letter Agreement.

2. Since you state that the amendments to your certificate of incorporation are being made to comply with the conditions precedent with respect to the proposed acquisition of another company pursuant to the Letter Agreement approved on

Antal Markus
A&J Venture Capital Group, Inc.
November 5, 2010
Page 2

October 6, 2010, please revise your disclosure to provide the information required by Items 11, 13 and 14 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A of Schedule 14A.

3. Please revise your filing to set out separately and describe in greater detail under appropriate headings in the information statement each of your articles of incorporation amendments.

4. Please revise your disclosure to discuss the potential anti-dilutive effect of the proposed reverse stock split and the treatment of fractional shares that may result from the reverse stock split.

5. Please expand your disclosure to conform with the guidelines set forth in SEC Release No. 34-15230 (October 13, 1978), Disclosure in Proxy or Information Statements; Anti-Takeover or Similar Proposals. Briefly discuss the effects on stockholders of the proposed increase in the number of authorized shares, from an anti-takeover perspective. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. In addition, please inform stockholders that management may use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Management/Executive Officers, page 3

6. Your description of Antal Markus' business experience states that he has "20 years of experience in the United States American financial markets," has served as an officer and director of "numerous" companies and has "broad knowledge and experience in the inner workings of the US Stock Markets..." Please revise this section to remove broad generalizations and to briefly and more specifically describe Mr. Markus' business experience during the past five years. Please include the name and principal business of the companies at which he was employed and the dates of such employment. Also, please state the titles or positions he held with the companies to which you refer. See Item 401(e) of Regulation S-K.

Additional Information, page 6

7. Please correct the address of the SEC's Public Reference Room to 100 F Street, N.E., Washington, DC 20549.

Current Report on Form 8-K filed on September 20, 2010

8. Your Form 8-K discloses that you sold 17,750,000 shares of stock in a private placement pursuant to Section 4(2) of the Securities Act "at a price of $.002 per share on a post-split basis, following a previously announced plan by the Company to have a reverse split of its stock." Your disclosure also states that, "[t]he reverse split will be 100-to-1 and the Company intends to file the necessary paperwork with the SEC and FINRA this week in order to complete the proposed reverse split." It appears your disclosure lists a pre-split number of shares and states a post-split price. Please tell us the number of shares sold and the actual price paid per share at the time of the sale on a pre-split basis. After reviewing your response, we may ask you to revise your Form 8-K. Also, please tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for the transaction and state briefly the facts relied upon to make the exemption available.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ramin M. Olson, Staff Attorney, at (202) 551-3331, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director